Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(COMMISSION FILE NO. 001-32650)

March 8, 2007

1)	How do I know how many PTO days I have earned year-to-date? What will happen with my PTO if my employment terminates as a result of the merger?

Your PTO accrual depends on your years of service and whether you are considered a full-time, 80% or 60% employee. Please see the chart below to find out how many PTO days per year you typically earn based on your years of service.

Years of CBOT Service	PTO Total for Full-Time Employee	PTO Total for 80% Employee	PTO Total for 60% Employee

Less Than 3 Years	17 Days	13.5 Days	10 Days

3 But Less Than 8 Years	22 Days	17.5 Days	13 Days

8 But Less Than 15 Years	27 Days	21.5 Days	16 Days

15 Or More Years	32 Days	25.5 Days	19 Days

PTO is earned on a monthly basis. Any earned, unused PTO days are paid to you in the case of employment termination (voluntary or involuntary). Please see the chart below to determine how much PTO you earn throughout the year.

	Employees With Less Than 3 Years of Service			Employees With 3 But Less Than 8 Years of Service			Employees With 8 But Less Than 15 Years of Service			Employees With 15 Or More Years of Service
Month	Full- Time	80%	60%	Full- Time	80%	60%	Full- Time	80%	60%	Full- Time	80%	60%
January	1.50	1.00	1.00	2.00	1.50	1.00	2.50	2.00	1.50	2.50	2.00	1.50
February	3.00	2.50	2.00	3.50	3.00	2.00	4.50	3.50	2.50	5.50	4.50	3.50
March	4.50	3.50	2.50	5.50	4.50	3.50	7.00	5.50	4.00	8.00	6.50	5.00
April	5.50	4.50	3.50	7.50	6.00	4.50	9.00	7.00	5.50	10.50	8.50	6.50
May	7.00	5.50	4.00	9.00	7.00	5.50	11.50	9.00	7.00	13.50	11.00	8.00
June	8.50	7.00	5.00	11.00	9.00	6.50	13.50	11.00	8.00	16.00	13.00	9.50
July	10.00	8.00	6.00	13.00	10.50	8.00	16.00	13.00	9.50	18.50	15.00	11.00
August	11.50	9.00	7.00	14.50	11.50	8.50	18.00	14.50	11.00	21.50	17.00	13.00
September	13.00	10.50	8.00	16.50	13.00	10.00	20.50	16.50	12.50	24.00	19.00	14.50
October	14.00	11.00	8.50	18.50	15.00	11.00	22.50	18.00	13.50	26.50	21.00	16.00
November	15.50	12.50	9.50	20.00	16.00	12.00	25.00	20.00	15.00	29.50	23.50	17.50
December	17.00	13.50	10.00	22.00	17.50	13.00	27.00	21.50	16.00	32.00	25.50	19.00

2)	The enhanced severance package provides that an eligible employee will be entitled to four months of company-paid COBRA coverage. Does this include family health coverage if I am currently enrolled in the family plan?

Yes. Upon employment termination, employees who participate in the CBOT group health plan are generally eligible to continue their health benefits (medical, dental, vision, and medical flexible spending coverage) through COBRA (Consolidated Omnibus Budget Reconciliation Act) at their own expense for up to eighteen months. If your employment terminates as a result of the merger, or if your base salary is reduced and you elect to terminate your employment within 10 days of such salary reduction (in each case within 24 months of the closing of the merger), you will be offered the enhanced severance package. The enhanced severance package will provide employees who accept its terms with four months of company-paid COBRA coverage (except for vision and medical FSA as these are currently paid 100% by the employee). The company-paid COBRA coverage will generally be for the same level of coverage you have at the time your position is terminated as a result of the merger (i.e., employee only, employee plus one, or family coverage).

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT Stockholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Stockholders or CME Stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.